Exhibit 99.1

LATAM Airlines Group projects operation of 49% for August

●	The upward trend continues for the fourth consecutive month, registering the largest operation projected since the start of the pandemic. In Colombia, for example, the domestic operation exceeds the capacity offered prior to the global health crisis.

●	The group expects to close the third quarter with an operation greater than 50% of 2019 levels.

Santiago (Chile), August 11, 2021 - LATAM’s passenger operation projection for August 2021 estimates the group reaching a capacity of 49% (measured in available seat kilometers - ASK) compared to the same month in 2019, in a pre-pandemic context. The upward trend in operational recovery continues for the fourth consecutive month, noting the largest operation projected since the beginning of the SARS-CoV-2 health crisis, with an increase compared to July, which was 45.6%. Based on the estimates for the following months, the group expects to close the third quarter with an operation greater than 50% of 2019 levels.

LATAM estimates approximately 891 domestic and international daily flights during August, connecting 116 destinations in 16 countries. Meanwhile, the Cargo division has scheduled 1,020 flights in cargo freighters during the period, 19% more than in the same month of 2019. All of these projections are subject to the evolution of the pandemic, as well as travel restrictions in the countries where LATAM operates.

During July 2021, passenger traffic (measured in rented passenger-kilometers - RPK) was 39.8% in relation to the same period of 2019, based on an operation measured in ASK (available seats-kilometers) of 45.6% compared to July 2019. This implied that the load factor decreased by 10.6 percentage points, reaching 73.8%.

With regard to the cargo operations, the load factor was 62.0%, which corresponds to an increase of 9.2 percentage points regarding July 2019.

LATAM Group Operational Estimate – August 2021

(Measured in ASK)

Brazil

•     49% projected operation (versus August 2019). July 2021 projection reference: 48%

o       77% domestic and 20% international

•     Total August destinations: 44 domestic (equivalent to 418 daily flights on average) and 13 international

o       Updates:

▪      Domestic: Restart of operation of 7 routes: Congonhas-Campo Grande, Brasília-Imperatriz, Congonhas-Cuiabá, Brasília-Rio Branco, Brasília-Porto Velho, Congonhas-Uberlândia and Congonhas-São José do Rio Preto

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Chile

•     42% projected operation (versus August 2019). July 2021 projection reference: 35%

o       70% domestic and 30% international

•     Total August destinations: 15 domestic (equivalent to 115 daily flights on average) and 14 international

o       Update: Increase in frequencies on the Santiago-Miami route (from 3 to 9 weekly frequencies)

Colombia

•     80% projected operation (versus August 2019). July 2021 projection reference: 76%

o       106% domestic and 49% international

•     Total August destinations: 15 domestic (equivalent to 141 daily flights on average) and 4 international

o       Updates:

▪      This month the domestic business exceeded the capacity offered prior to the pandemic

▪      Domestic: New Medellín-Bucaramanga route

Ecuador

•     26% projected operation (versus August 2019). July 2021 projection reference: 23%

o       90% domestic and 10% international

•     Total August destinations: 7 domestic (equivalent to 25 daily flights on average) and 2 international

Peru

•     49% projected operation (versus August 2019). July 2021 projection reference: 45%

o       70% domestic and 41% international

•     Total August destinations: 19 domestic (equivalent to 132 daily flights on average) and 17 international

Cargo	• 77% projected operation (versus August 2019). July 2021 projection reference: 75% o 69% domestic belly and 48% international belly* o 126% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

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The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

July 2021 Traffic Report

	July			July		Year to date			Year to date
	2021	2020	% Change	2019	% Change	2021	2020	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)

SYSTEM	4,435	733	504.7%	11,135	-60.2%	20,765	30,627	-32.2%	72,138	-71.2%
DOMESTIC SSC (1)	1,236	114	986.5%	2,033	-39.2%	5,873	5,855	0.3%	12,648	-53.6%
DOMESTIC BRAZIL (2)	2,245	432	420.2%	2,992	-25.0%	10,401	9,528	9.2%	17,979	-42.2%
INTERNATIONAL (3)	954	188	407.4%	6,110	-84.4%	4,492	15,244	-70.5%	41,510	-89.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	6,007	1,213	395.2%	13,182	-54.4%	30,419	38,868	-21.7%	86,006	-64.6%
DOMESTIC SSC (1)	1,617	178	809.1%	2,475	-34.7%	8,226	7,480	10.0%	15,424	-46.7%
DOMESTIC BRAZIL (2)	2,745	655	319.1%	3,602	-23.8%	13,661	12,093	13.0%	22,100	-38.2%
INTERNATIONAL (3)	1,645	380	332.7%	7,105	-76.8%	8,531	19,294	-55.8%	48,482	-82.4%

PASSENGER LOAD FACTOR
SYSTEM	73.8%	60.5%	13.4 pp	84.5%	-10.6 pp	68.3%	78.8%	-10.5 pp	83.9%	-15.6 pp
DOMESTIC SSC (1)	76.5%	64.0%	12.5 pp	82.1%	-5.7 pp	71.4%	78.3%	-6.9 pp	82.0%	-10.6 pp
DOMESTIC BRAZIL (2)	81.8%	65.9%	15.9 pp	83.1%	-1.3 pp	76.1%	78.8%	-2.7 pp	81.4%	-5.2 pp
INTERNATIONAL (3)	58.0%	49.5%	8.5 pp	86.0%	-28.0 pp	52.7%	79.0%	-26.4 pp	85.6%	-33.0 pp

PASSENGERS BOARDED (thousand)
SYSTEM	3,637	490	642.5%	6,700	-45.7%	17,399	18,784	-7.4%	41,748	-58.3%
DOMESTIC SSC (1)	1,619	115	1304.5%	2,469	-34.4%	7,664	6,691	14.5%	14,951	-48.7%
DOMESTIC BRAZIL (2)	1,824	348	424.5%	2,790	-34.6%	8,699	8,565	1.6%	16,965	-48.7%
INTERNATIONAL (3)	194	27	623.5%	1,441	-86.6%	1,036	3,528	-70.6%	9,833	-89.5%
LATAM AIRLINES CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	242	224	7.7%	289	-16.5%	1,719	1,773	-3.1%	2,038	-15.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	390	300	30.1%	548	-28.8%	2,605	2,805	-7.1%	3,673	-29.1%

CARGO LOAD FACTOR
SYSTEM	62.0%	74.9%	-12.9 pp	52.8%	9.2 pp	66.0%	63.2%	2.8 pp	55.5%	10.5 pp

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freighter subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of 21 freighters by 2023.

They operate on the LATAM Group network, as well as international routes that are solely used for cargo. They offer modern infrastructure, a wide variety of services and protection measures to meet all customer needs.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

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LATAM Airlines Group S.A.

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Tel: (56-2) 2565-8765

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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